ALBERTA COMPLIANCE SERVICES INC.

02060697

SEC MAIL PROCESSING
RECEIVED
DEC 16 2002
WASH, D.C. 155 SECTION

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

November 25, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated October 17, 2002

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

encl.

dlw 12/20

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-4931

SOLANA Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES AGREEMENT TO PURCHASE COLOMBIAN GAS FIELD

SEC 12g 3-2(b) Exemption # 82-4931

October 17, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. announced today, as part of its previously-announced Colombian Petroleum Production Program that, along with partner Petex de Colombia Limitada ("Petex"), it has reached agreement with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company, to purchase 100% of Petrobras' Participating Interest in the Magangue Association Contract in Northwestern Colombia. A definitive Purchase and Sale Agreement has been executed among the parties and all payment obligations have been met.

The Magangue Contract Area, located in the Lower Magdalena Basin near the oil export terminal at Coveñas, includes the Guepajé Natural Gas Field and related production facilities. The Guepajé field was originally discovered by LASMO and acquired by Petrobras in 1998. It began natural gas production in 1993 at a rate of 30 million cubic feet per day ("MMcfd"), reaching a high of 47 MMcfd in 1997.

Engineering studies prepared by Petrobras and verified by Solana's engineers show 7-10 billion cubic feet ("BCF") of remaining Proven Developed Producing gas reserves ("PDP's") in the Field, which are currently being produced at a rate of 9 MMcfd from one well, and 15-18 BCF Proven Undeveloped gas reserves ("PUD's"), which can be produced by the drilling of a new development well. Solana is also reviewing the possibility of accelerating the production of these reserves by recompleting an existing, shut-in Guepajé well. Two seismically-determined prospects, adjoining the Field to the east and west respectively, could hold a total of an additional 150 BCF of Possible Reserves. These will have to be confirmed by exploratory drilling.

In addition to the above natural gas reserves, the purchase includes field production and transportation facilities with an installed capacity of 45 MMcf and an extensive (116 km) "3-D" seismic survey on the block.

Solana will initially have a 37.8% Working Interest in the Contract Area, with Petex owning a 4.2% working interest and "back-in" rights to future wells under certain circumstances. ECOPETROL holds a 58% Working Interest. Depending on partners' future elections, Solana's net revenue interest (after royalty) in the Contract ranges from 20.2% up to 38.6%.

Natural gas production from the Field is currently bought by ECOPETROL and resold through its pipeline network to various consumers, one of which is the subsidiary of a large international mining company for use in smelting its metallic ore production. The sale of the Guepajé Field is part of a program of divestiture of "non-core" assets by Petrobras.

Price, terms and other conditions of the purchase were not disclosed. Solana will be Operator for the Magangue Association Contract. Actual closing of the purchase will occur when ECOPETROL, the Colombian state oil company, approves both the assignment of the Petrobras interest to Solana and Petex and the change of Operatorship. This is expected to take from 30 to 45 days. The purchase is also subject to review by the TSX Venture Exchange.

Solana also has an application currently pending to ECOPETROL for an Association Contract in Colombia's most prolific oil producing basin, the Llanos. The Contract Area contains two highly prospective (oil) drilling targets which are in the immediate vicinity of existing oil export pipelines. A decision from ECOPETROL regarding the application is expected soon.

Mr. Carruthers remarked, "Solana is extremely pleased to launch our Colombian Production Program with the purchase of existing natural gas production and reserves. The Guepajé Field has considerable 'upside' potential through development drilling, recompletions and exploratory drilling of two adjoining large prospects. It is our operational objective over the next several years to fill the Guepajé facilities to their 45 MMcfd capacity from the present 9 MMcfd production level."

The Guepajé purchase was financed through proceeds from the recently announced 10 and 12 cent, non-brokered, private placements. In order to also finance the remediation and additional development drilling at Guepajé, Solana recently announced the registration of a series of convertible debentures (Series "A" through "D"), paying 12% annually, half of which have full warrants attached at the conversion price. The bonds, in addition to their convertibility to common stock and the 12% interest coupon, will be redeemable at various anniversary dates over the next four years. Series "C" and "D" bonds will be callable under certain circumstances, if Solana's common share price rises. Solana's anticipated cash flow from Guepajé will enable the Company to meet bond redemption schedules, interest payments as well as operating cash needs.

Mr. Carruthers concluded, "I am very pleased to report that, despite the extremely difficult current market for new financings, Solana was able to successfully acquire this outstanding purchase and immediate cash flow opportunity for our shareholders."

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

SOLANA Petroleum Corp.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Vice President, Finance and Administration, Phone: 928-779-0166